Exhibit 99.2

News

RiT TECHNOLOGIES IMPLEMENTS ITS PATCHVIEW IIM SOLUTION
IN RADIO FREE EUROPE

Tel Aviv, Israel – August 26, 2009 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced that it has completed the deployment of its intelligent infrastructure management solution for Radio Free Europe (RFE), one of the worldwide largest news broadcasters, in its headquarters in Prague, the Czech Republic.

RFE’s selection of RiT followed its decision to undertake a major communications infrastructure upgrade project after building a new state-of-the-art building to house its new network. Specifically, RFE was looking for a solution that would improve physical access control to its network assets, minimize the maintenance required for smooth operations and assure business continuity.

After a thorough study and evaluation, RFE’s IT staff chose to deploy RiT’s PatchView™ infrastructure management system throughout its data and communications networks, and to integrate it with the building’s HVAC system, surveillance cameras, door access, and other physical infrastructure components. The installation has enabled RFE to achieve a whole new level of network visibility, security and control, while reducing the overall IT budget. With a smoother-running network, RFE has been able to achieve a more efficient work environment, more satisfied management and happier employees.

Mr. Avi Kovarsky, RiT’s President and CEO, commented “We are pleased to have been selected by this prestigious customer, and proud of the benefits that it has already begun delivering to its operations, as it has to so many types of enterprises around the globe.”

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

About RFE
RFE broadcasts uncensored news in 28 languages to 25 million listeners in 20 countries, including Iran, Iraq, Afghanistan, and Russia. Headquartered in Prague, RFE employs over 400 full-time journalists, 750 freelancers, and maintains 19 local bureaus. http://www.rferl.org/

RiT Technologies Ltd.

News

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.